FORM 8-A/A

                     SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C.  20549

             FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                  PURSUANT TO SECTION 12(b) OR (g) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                         FIRST PALM BEACH BANCORP, INC.
           ------------------------------------------------------
           (Exact name of registrant as specified in its charter)

                  Delaware                                65-0418027
      ------------------------------------------------------------------
      (State of incorporation or organization)        (I.R.S. Employer
                                                     Identification No.)

    450 South Australian Avenue, West Palm Beach, Florida         33402
    ---------------------------------------------------------------------
    (Address of principal executive offices)                   (Zip Code)

 Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class             Name of each exchange on which
    to be so registered             each class is to be registered
    -------------------             ------------------------------
           None                            Not Applicable
   ____________________             ______________________________
   ____________________             ______________________________
   ____________________             ______________________________

     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates:
           ___________________________ (if applicable)

     Securities to be registered pursuant to Section 12(g) of the Act:

  _______________________________________________________________________
                              (Title of class)

  _______________________________________________________________________
                              (Title of class)

 ITEM 1.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE
           REGISTERED.

 In General

           On January 23, 1995, the Board of Directors of First Palm Beach Bancorp, Inc. (the "Company") declared a dividend of one preferred share purchase right ("Right") for each outstanding share of common stock, par value $.01 per share ("Common Shares"), of the Company. The dividend is payable on February 3, 1995 (the "Record Date") to the stockholders of record at the close of business on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth interest in a share of Series A Junior Participating Preferred Stock, par value $.01 per share ("Preferred Shares"), of the Company, at a price of $50.00 per one one-hundredth interest in a Preferred Share ("Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement ("Rights Agreement") dated as of January 23, 1995 between the Company and Mellon Bank, N.A., as rights agent ("Rights Agent").

 Distribution Date

           Until the date on which specified events take place ("Distribution Date") with respect to each Common Share certificate outstanding on the Record Date, the Rights will be evidenced by the Common Share certificates with a copy of this Summary of Rights attached thereto. The term "Distribution Date" means the earlier of (a) the 20th business day following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 10% or more of the outstanding Common Shares, or 1% more than such person or group held on January 23, 1995 if such person or group held in excess of 10% of the outstanding Common Shares on such date (collectively, an "Acquiring Person") or (b) the 20th business day (or such later date as may be determined by the Board of Directors of the Company) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 10% or more of the outstanding Common Shares, or 1% more than such person or group held on January 23, 1995 if such person or group held in excess of 10% of the outstanding Common Shares on that date.

 Transfer of Rights and Certificates

           The Rights Agreement provides that, until the Distribution Date, the Rights may be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and the separate Rights Certificates alone will evidence the Rights.

 Exercise Period

           The Rights are not exercisable until the Distribution Date. The Rights will expire on the Final Expiration Date, unless the Final Expiration Date is extended, or the Rights are earlier redeemed by the Company. The term "Final Expiration Date" is defined in the Rights Agreement and except as otherwise provided in the Rights Agreement means February 3, 2005.

 Adjustments

           (a) The Purchase Price payable and the number of interests in Preferred Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
 (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

           (b) The number of outstanding Rights and the number of one one-hundredth interests in Preferred Shares issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring prior to the Distribution Date.

           (c) With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

 Preferred Shares

           (a) Interests in Preferred Shares which may be purchased upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the interests in Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment per share of 100 times the payment to be made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

           (b) Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right will be approximately the value of one Common Share.

 Exercise of Rights for Common Stock

           In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current purchase price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the purchase price of the Right. In the event that any person becomes an Acquiring Person (unless such person first acquires 10% or more of the outstanding Common Shares by a purchase pursuant to a tender offer for all of the Common Shares for cash, which purchase increases such person's beneficial ownership to 80% or more of the outstanding Common Shares), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will have the right to receive upon exercise of each Right that number of Common Shares having a market value of two times the Purchase Price of the Right.

 Optional Exchange of Rights

           At any time after a person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of persons of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio (subject to adjustment) of one Common Share per Right. At its option, the Board may substitute interests in Preferred Shares (or shares of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges) for Common Shares exchangeable for Rights at an initial rate (subject to adjustment) of one one-hundredth interest in a Preferred Share (or equivalent preferred share) for each Common Share.

 Redemption of Rights

           (a) At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 10% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price").

           (b) In addition, if a bidder who does not beneficially own more than 3% of the Common Shares (and who has not within the past year owned in excess of 3% of the Common Shares and, at a time when he held a greater than a 3% stake, disclosed, or caused the disclosure of, any intention which relates to or would result in the acquisition, or influence of control of, the Company) proposes to acquire all of the Common Shares (and all other shares of capital stock of the Company entitled to vote with the Common Shares in the election of directors or on mergers, consolidations, sales of all or substantially all of the Company's assets, liquidations, dissolutions or winding up) for cash at a price which a nationally recognized investment banker selected by such bidder states in writing is fair, and the bidder has obtained written financing commitments (or otherwise has financing) and complies with certain procedural requirements, then the Company, at its option and upon the request of the bidder, will hold a special meeting of stockholders to vote on a resolution requesting the Board of Directors to accept the bidder's proposal.

           (c) The foregoing shall also apply to a bidder who beneficially owns in excess of 3% of the outstanding Common Shares on February 3, 1995, but who, as of the date such a proposal is delivered (i) does not own in excess of 1% more of the outstanding Common Shares than the percentage of the outstanding Common Shares that such person beneficially owned as of February 3, 1995 and (ii) has not, within one year prior to the delivery of the proposal, beneficially owned in excess of the amount of Common Shares in (i) above and, at a time when he held a greater than a 3% stake, disclosed, or caused the disclosure of, any intention which relates to or would result in the acquisition, or influence of control, of the Company.

           (d) If a majority of the outstanding shares entitled to vote on such proposal, and a majority of the outstanding shares entitled to vote on such proposal other than shares beneficially owned by the bidder, vote in favor of such resolution, the Rights will be automatically redeemed at the Redemption Price immediately prior to the consummation of any tender offer for all of such shares at a price per share in cash equal or greater than the price offered by such bidder, provided such tender offer is consummated prior to 60 days after the special meeting, and provided, further, that no redemption will be permitted or required after a person or group of affiliated or associated persons becomes an Acquiring Person.

           (e) Immediately upon a redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

 Amendments

           The terms of the Rights and the Rights Agreement may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower the threshold of ownership of Common Shares for exercisability of the Rights to not less than the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons, except that after the time that any person becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the Rights.

 Rights Prior to Exercise

           Until a Right is exercised, the holder will have no rights as a stockholder of the Company including the right to vote or to receive dividends.

 Documents and Effect of this Summary

           A copy of the Rights Agreement specifying the terms of the Rights (including as Exhibit B the Form of the Rights Certificate) is filed as an exhibit to this Registration Statement and is incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.

 Amendment for Merger with Republic

           On May 27, 1998, the Company and Republic Security Financial Corporation ("Republic") executed an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of the Company with and into Republic. In connection with the execution of the Merger Agreement, the Company executed an amendment (the "Amendment") to the Rights Agreement in order to (x) amend the definition of "Acquiring Person" set forth in the Rights Agreement to provide that neither Republic nor any affiliated or associated party (collectively with Republic, the "Republic Parties") will be deemed to be an Acquiring Person by virtue of the fact that Republic is the Beneficial Owner (as defined in the Rights Agreement) solely of Common Shares (i) of which any Republic Party is or becomes the Beneficial Owner by reason of the approval, execution or delivery of the Merger Agreement or the Stock Option Agreement, dated as of May 27, 1998, between the Company, as issuer, and Republic, as grantee (the "Stock Option Agreement"), or by reason of the consummation of any transaction contemplated in the Merger Agreement and/or the Stock Option Agreement, (ii) of which any Republic Party is the Beneficial Owner on May 27, 1998, (iii) of which any Republic Party becomes the Beneficial Owner after May 27, 1998, provided, however, that the aggregate number of Common Shares which may be Beneficially Owned by the Republic Parties pursuant to this clause (iii) shall not exceed 1% of the number of Common Shares outstanding, (iv) acquired in satisfaction of a debt contracted prior to May 27, 1998, in good faith, (v) held by any Republic Party in a bona fide fiduciary or depository capacity or (vi) owned in the ordinary course of business by either (A) an investment company registered under the Investment Company Act of 1940, as amended, or (B) an investment account, for either of which any Republic Party acts as investment advisor and (y) to provide that the transactions contemplated by the Merger Agreement will not cause the Rights to become exercisable for Common Shares pursuant to the terms of the Rights Agreement.

           A copy of the Amendment is filed as Exhibit 4 to this Registration Statement and is incorporated herein by reference.

 ITEM 2.   EXHIBITS

           The following exhibits are filed as a part of this Registration Statement.

 EXHIBIT NO.  DESCRIPTION
 -----------  -----------
     1 Certificate of Designations, Preferences and Rights of Series A Junior Participating Preferred Stock of First Palm Beach Bancorp, Inc. (incorporated by reference to Exhibit A to the Registrant's Registration Statement on Form 8-A dated January 26, 1995)

     2        Form of Rights Certificate (incorporated by reference to
              Exhibit B to the Registrant's Registration Statement on Form 8-A dated January 26, 1995)

     3 Rights Agreement dated as of January 23, 1995 between First Palm Beach Bancorp, Inc. and Mellon Bank, N.A., as Rights Agent (incorporated by reference to the Registrant's Registration Statement on Form 8-A dated January 26, 1995)

     4 Amendment, dated as of May 27, 1998, to the Rights Agreement, dated January 26, 1995, by and between First Palm Beach Bancorp, Inc. and Mellon Bank, N.A., as Rights Agent




                                 SIGNATURE

           Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                  FIRST PALM BEACH BANCORP, INC.


                                  By: /s/ Louis O. Davis, Jr.
                                     ---------------------------------
                                  Name: Louis O. Davis, Jr.
                                  Title: President and Chief Executive
                                           Officer



 Dated: June 8, 1998

                               EXHIBIT INDEX

 EXHIBIT        DESCRIPTION

 1              Certificate of Designations,
                Preferences and Rights of
                Series A Junior Participating
                Preferred Stock of First Palm
                Beach Bancorp, Inc.
                (incorporated by reference to
                Exhibit A to the Registrant's
                Registration Statement on Form
                8-A dated January 26, 1995)

 2              Form of Rights Certificate
                (incorporated by reference to
                Exhibit B to the Registrant's
                Registration Statement on Form
                8-A dated January 26, 1995)

 3              Rights Agreement dated as of
                January 23, 1995 between First
                Palm Beach Bancorp, Inc. and
                Mellon Bank, N.A., as Rights
                Agent (incorporated by
                reference to the Registrant's
                Registration Statement on Form
                8-A dated January 26, 1995)

 4              Amendment, dated as of May 27,
                1998, to the Rights Agreement,
                dated January 26, 1995, by and
                between First Palm Beach
                Bancorp, Inc. and Mellon Bank,
                N.A., as Rights Agent